UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013.

Commission File No. 333-08880

MEXICAN SATELLITES,

a Mexican company of variable capital

(Translation of registrant’s name into English)

Satélites Mexicanos, S.A. de C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

México, D.F., 06600,

México (52)55-2629-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V.

On July 17, 2013, Satélites Mexicanos S.A. de C.V. (“Satmex”) announced that it has entered into an agreement with Boeing Satellite Systems International (“Boeing”) for the design, construction and delivery of Satmex 9, the latest communications satellite in its fleet. Satmex 9 will be launched from Cape Canaveral, Florida and will use SpaceX’s Falcon 9 rocket. The launch is scheduled for the fourth quarter of 2015.

Satmex 9 is a satellite with 48 Ku band 36 MHz equivalent transponders, capable of serving all of Satmex’s Latin American customers in the video, telecommunications and government sectors. The satellite will provide new capacity for expansion, providing Satmex with foundation for growth.

As previously disclosed in Satmex’s report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended December 31, 2011,the procurement of Satmex 9 is part of a Master Procurement Agreement (the “Master Procurement Agreement”) with Boeing and a Bilateral Agreement with Asia Broadcast Satellite (“ABS”), involving the manufacture and delivery of four satellites and the option for four additional satellites.

The Master Procurement Agreement and the Bilateral Agreement have been filed before the SEC as an exhibit to Satmex’s Form 20-F for the fiscal year ended December 31, 2011. Amendment 1 to the Bilateral Agreement has been filed before the SEC as an exhibit to Satmex’s Form 20-F for the fiscal year ended December 31, 2012.

A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.

Exhibit 99.1 Press Release of Satélites Mexicanos, S.A. de C.V., dated July 29, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.

Date: July 29, 2013.	By:	/s/ María Fernanda Ramo Reynoso
(signature)
María Fernanda Ramo Reynoso
Acting General Counsel.

EXHIBIT INDEX

Exhibit Number	Document

99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated July 17, 2013.

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